Alan P.  Baden  abaden@velaw.com
Tel 212.237.0001  Fax 917.849.5337

March 7, 2007

Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and
   Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR & FACSIMILE TO (202) 772-9369

Re:                               Global Partners LP, et al.
Registration Statement on Form S-3
Filed February 8, 2007
File No.  333-140525

Dear Ms. Parker:

On behalf of Global Partners LP (the “Partnership”) and other registrants listed (together with the Partnership, the “Registrants”) on the cover page of the registration statement mentioned above (the “Registration Statement”), this letter sets forth the Registrants’ responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its comment letter dated March 2, 2007.  For your convenience, the comments provided by the Staff have been repeated in bold type exactly as set forth in the comment letter.  The Registrants’ response to each comment is set forth immediately below the text of the applicable comment.  Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.  A copy of this letter has been furnished through EDGAR as correspondence.  After the Staff has had an opportunity to review the Registrants’ responses, the Registrants will file through EDGAR and separately forward five courtesy copies of Amendment No. 1 to the above-referenced Registration Statement each of which will be marked to show changes from the original filing.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel 212.237.0000 Fax 212.237.0100 www.velaw.com

Registration Statement on Form S-3

General

1.                        We note that GLP Finance Corp. is a registrant on this Form S-3 and will co-issue debt securities.  We note that you have registered the guarantees by Global Operating LLC, Global Companies LLC, Glen Hes Corp., Global Montello Group Corp. and Chelsea Sandwich LLC of the debt securities that may be co-issued by GLP Finance Corp. We did not see any indication that GLP Finance Corp.’s parent, Global Partners LP, has provided a full and unconditional guarantee of the debt to be co-issued by GLP Finance Corp. As such, please tell us upon what subparagraph of General Instruction I.C. of Form S-3 you are relying to register (a) the debt to be co-issued by GLP Finance Corp. and (b) the guarantees of GLP Finance Corp.’s debt by the Subsidiary Guarantors.

Response:  Rule 3-10 of Regulation S-X states that “a guarantee is ‘full and unconditional’, if, when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable.”  As indicated in the Registration Statement, the Partnership would be a co-issuer (along with GLP Finance Corp. (“Finance Corp.”)) of any debt issued, so as an “issuer” of debt, the Partnership effectively “guarantees” the debt of the corporate co-issuer, as each co-issuer (i.e., the Partnership and Finance Corp.) would be jointly and severally liable for the entire amount of any such debt.

Accordingly, with respect to the debt to be co-issued by Finance Corp., the Partnership is relying on subparagraph 3 of General Instruction I.C. and with respect to the guarantees of Finance Corp.’s debt by Global Operating LLC, Global Companies LLC, Glen Hes Corp., Global Montello Group Corp. and Chelsea Sandwich LLC (collectively, the “Subsidiary Guarantors”), the Partnership is relying on subparagraph 5 of General Instruction I.C.

2.                        Please provide us with an analysis as to whether the financial statements of GLP Finance Corp., Global Operating LLC, Global Companies LLC, Glen Hes Corp., Global Montello Group Corp. and Chelsea Sandwich LLC are required by Rule 3-10 of Regulation S-X.

Response: Based on paragraph (d) of Rule 3-10 of Regulation S-X, which provides an exception to the general rule in paragraph (a)(1) of Rule 3-10 requiring every issuer of a registered security that is guaranteed and every guarantor of a registered security to file financial statements, the Partnership believes that financial statements of Finance Corp., Global Operating LLC, Global Companies LLC, Glen Hes Corp., Global Montello Group Corp. and Chelsea Sandwich  LLC would not be required at the time of issuance of any such debt securities.

Paragraph (d) of Rule 3-10 states that “when a subsidiary issues securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities, the registration statement…need not include financial statements of the issuer or any subsidiary guarantor if:

(1)                        The issuer and all subsidiary guarantors are 100% owned by the parent company guarantor;

(2)                        The guarantees are full and unconditional;

(3)                        The guarantees are joint and several; and

(4)                        The parent company’s financial statements are filed for periods specified by Regulation S-X…and include, in a footnote, condensed consolidating financial information….”

Note 3. to paragraph (d) states that “[p]aragraph (d) is available if a subsidiary issuer satisfies the requirements of this paragraph but for the fact that, instead of a parent company guaranteeing the security, the subsidiary issuer co-issued the security, jointly and severally, with the parent company….”

First, the subsidiary issuer (i.e., Finance Corp.) and all Subsidiary Guarantors are 100% owned by the Partnership.  Second, the guarantees of each of the Subsidiary Guarantors are full and unconditional and are joint and several.  As noted, rather than “guaranteeing” the debt to be issued by Finance Corp., Finance Corp. will co-issue any debt jointly and severally with the Partnership which, according to Note 3., satisfies the requirements of paragraph (d).

Lastly, per Note 5., the consolidating footnote referred to in paragraph (d)(4) would not be required.  Note 5. states “[i]nstead of the condensed consolidating financial information required by paragraph (d)(4), the parent company’s financial statements may include a footnote saying, if true, that the parent company has no independent assets or operations, the subsidiary issuer is a 100% owned finance subsidiary of the parent company, the parent company has guaranteed the securities, all of the parent company’s subsidiaries other than the subsidiary issuer have guaranteed the securities, all of guarantees are full and unconditional, and all of the guarantees are joint and several.  The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of…Rule 3-10.”  The Partnership has no independent assets or operations and, as noted above, each of the other statements included in this Note 5. is true.  If, and when, debt securities are issued pursuant to the Registration Statement, such a footnote as described in Note 5. would be included in the Partnership’s financial statements.

3.                        Assuming that GLP Finance Corp. is eligible to use Form S-3, the amount of securities registered should be allocated between the two issuers.  In addition, the table and footnotes should be revised to indicate the amount of securities to be issued by each Registrant.  In the event that GLP Finance Corp. is eligible to use general instruction I.B.2. but is not eligible to use general instruction I.B.1., the table should reflect that GLP Finance Corp. will only be issuing non-convertible investment grade securities.  In addition, the prospectus should be revised throughout to reflect the securities being issued by each Registrant.

Response:  As noted in the response to Comment 1., any debt issued pursuant to this Registration Statement will be jointly issued by the Partnership and Finance Corp.  The total amount of any such debt issued will be the debt of both the Partnership and Finance Corp. as co-issuers.  Accordingly, it is not possible to allocate the amount of securities registered between the Partnership and Finance Corp.

Where You Can Find More Information, page 1

4.                        Please update your incorporation by reference.  For instance, we note that you have not included some recent current reports that you have filed on Form 8-K.

Response: The Registrants will revise the Registration Statement prior to requesting acceleration of the effective date of the Registration Statement.

If you have any questions or comments regarding this letter or the Registration Statement, please contact me at (212) 237-0001 or Brenda Lenahan of our firm at (212) 237-0133.

Very truly yours,

/s/ Alan P. Baden
Alan P. Baden

cc:                                 Jason Wynn
Edward J. Faneuil